UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RENEW ENERGY GLOBAL PLC

(Name of Issuer)

Class A Ordinary Shares, Nominal Value of $0.0001 Per Share

(Title of Class of Securities)

G7500M104

(CUSIP Number)

Turner Herbert

Abu Dhabi Investment Authority
211 Corniche
PO Box 3600

Abu Dhabi, United Arab Emirates

+971 2 4150000

with a copy to

Michael A. Levitt, Esq.

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

212 277 4000

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G7500M104	Page 1 of 8

1	Name of Reporting Person Abu Dhabi Investment Authority
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Emirate of Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 58,170,916 Class A Ordinary Shares
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6 % of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) OO (2)

(1)	Based on a total of 282,366,725 Class A Ordinary Shares which the Reporting Persons (as defined below) understand are outstanding as of August 26, 2021.

(2)	Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 2 of 8

1	Name of Reporting Person Platinum Cactus A 2019 Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 58,170,916 Class A Ordinary Shares
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) OO (2)

(1)	Based on a total of 282,366,725 Class A Ordinary Shares which the Reporting Persons understand are outstanding as of August 26, 2021.

(2)	Platinum Cactus A 2019 Trust is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”). Platinum Hawk is the trustee of Platinum Cactus A 2019 Trust. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. The Class A Ordinary Shares are directly held by the Platinum Cactus A 2019 Trust. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 3 of 8

1	Name of Reporting Person Platinum Hawk C 2019 RSC Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
Number of	7	Sole Voting Power 0
Shares Beneficially Owned by Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,170,916 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,170,916 Class A Ordinary Shares
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6% of the Class A Ordinary Shares (1)
14	Type of Reporting Person (See Instructions) CO (2)

(1)	Based on a total of 282,366,725 Class A Ordinary Shares which the Reporting Persons understand are outstanding as of August 26, 2021.

(2)	Platinum Hawk C 2019 RSC Limited (“Platinum Hawk”) is the trustee of Platinum Cactus A 2019 Trust, which is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. Platinum Hawk does not have any voting power with respect to the Class A Ordinary Shares owned by the Platinum Cactus A 2019 Trust but has the power to make, retain, divest, transfer, sell, convert, vary or transpose of such shares. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 4 of 8

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is Class A Ordinary Shares, par value $0.0001 (the “Class A Common Stock”), of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the “Issuer”). The principal executive office of the Issuer is located at Commercial Block 1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122 009, Haryana, India.

ITEM 2.	IDENTITY AND BACKGROUND

(a)           This Schedule 13D is being filed by (1) the Abu Dhabi Investment Authority, a public institution established under the laws of the Emirate of Abu Dhabi (“ADIA”), (2) ADIA’s indirect wholly owned subsidiary, Platinum Hawk C 2019 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Hawk”) and (3) Platinum Cactus A 2019 Trust (“Platinum Cactus Trust” and, together with ADIA and Platinum Hawk, the “Reporting Persons”), a trust established under the laws of the Abu Dhabi Global Market by deed of settlement, dated March 28, 2019, between ADIA and Platinum Hawk, as trustee. The board of directors of ADIA does not involve itself in ADIA’s investment and operational decisions, for which the Managing Director of ADIA is responsible under law. The Investment Committee of ADIA assists the Managing Director with investment decisions. Schedule 1 hereto sets forth the names and other required information regarding the Managing Director and the members of the Investment Committee of ADIA (collectively, the “ADIA Scheduled Persons”). Schedule 2 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Platinum Hawk (together with the ADIA Scheduled Persons, the “Scheduled Persons”). The Platinum Cactus Trust does not have any officers or directors and decisions with respect to its activities are made by its trustee, Platinum Hawk.

(b)           The principal business address of ADIA is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. The principal business address of Platinum Hawk, as trustee, is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(c)           ADIA was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the “Government”), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. ADIA carries out its investment program independently and without reference to the Government or other entities that also invest on the Government’s behalf. Platinum Hawk is an indirect wholly owned subsidiary of ADIA and whose principal business is the investing of funds made available to Platinum Hawk by ADIA. Platinum Cactus Trust is a trust established as a vehicle for investing or participating in certain investments, and whose trustee is Platinum Hawk.

(d), (e)    During the last five years, none of the Reporting Persons or the Scheduled Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to July 2, 2021, the Green Stone A 2014 Trust, whose trustee was Green Rock B 2014 Limited, a subsidiary of ADIA (the “Green Stone Trust”), owned 17.4% of the fully diluted equity shareholding of ReNew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew India”). On February 24, 2021, the Green Stone Trust, together with other parties, entered into a Business Combination Agreement (as described under Item 4), pursuant to which the Green Stone Trust’s equity interests in ReNew India would be exchanged for the securities in the Issuer described herein. On July 2, 2021, pursuant to an internal restructuring, all of the equity interests held by the Green Stone Trust in ReNew India were ultimately transferred to the Platinum Cactus Trust. Pursuant to the Business Combination Agreement, on August 23, 2021, Platinum Cactus Trust’s 17.4% equity interest in ReNew India was exchanged for the securities in the Issuer described herein.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 5 of 8

ITEM 4.	PURPOSE OF TRANSACTION

On February 24, 2021, RMG Acquisition Corp. II (“RMG II”), ReNew India, Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II, the Issuer, ReNew Power Global Merger Sub, a Cayman Islands exempted company, and certain shareholders of ReNew India (including the Green Stone Trust) entered into a Business Combination Agreement (the “Business Combination Agreement”) pursuant to which the Issuer became the ultimate parent company of ReNew India and RMG II. The transactions contemplated under the Business Combination Agreement were consummated on August 23, 2021. Prior to such consummation, on July 2, 2021, pursuant to an internal restructuring, all of the equity interests of ReNew India held by the Green Stone Trust were ultimately transferred to the Platinum Cactus Trust. As a result of the transactions pursuant to the Business Combination Agreement, on August 23, 2021, the Platinum Cactus Trust acquired 58,170,916 shares of the Class A Ordinary Shares of the Issuer, representing approximately 20.6% of the total number of Class A Ordinary Shares issued and outstanding.

A number of agreements relating to the securities of the Issuer which were entered into by the Reporting Persons in connection with the Business Combination Agreement are described under Item 6, which description is incorporated by reference herein. Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events set forth in items (a) through (j) of Item 4 of the form of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or may determine to acquire additional securities of the Issuer or dispose of securities of the Issuer.

The foregoing summary of the terms of the Business Combination Agreement should be read in conjunction with the full text of the Business Combination Agreement, a copy of which is included as Annex A to the proxy statement/prospectus filed by the Issuer with the Securities and Exchange Commission on July 28, 2021 and which is incorporated herein by reference.

The information set forth in Item 3, Item 5 and, as mentioned above, Item 6 is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)     The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5. Platinum Hawk does not have any voting power with respect to the Class A Ordinary Shares owned by the Platinum Cactus Trust but has the power to make, retain, divest, transfer, sell, convert, vary or transpose such shares.

(c)            Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons during the past 60 days.

(d)            Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e)            Not applicable.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 6 of 8

ITEM 6.                   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Rights, Coordination and Put Option Agreement

Pursuant to a Registration Rights, Coordination and Put Option Agreement entered into on August 23, 2021, by and among the Issuer, the Platinum Cactus Trust and the other parties thereto (the “Registration Rights Agreement”), the Issuer is required to file (or confidentially submit) within 30 days after Closing a registration statement for a shelf registration covering the resale of all of the Platinum Cactus Trust’s Registrable Securities (as defined in the Registration Rights Agreement). The Issuer must use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable after filing.

In addition, the Platinum Cactus Trust is entitled to request that the Issuer file a portion of its Registrable Securities based on its ownership percentage relative to the securities owned by other holders with similar demand registration rights (subject to limitations on the number of demand registrations that may be requested by the Platinum Cactus Trust in a given period and certain exceptions where there were other recent demand registrations or Issuer-initiated registered offerings). All other holders of Registrable Securities may notify the Issuer of their desire to be included in such registration (subject to customary underwriter cutbacks). The Platinum Cactus Trust also has a right to participate pro rata in demand registrations initiated by other holders of Registrable Securities.

Under the coordination provisions of the Registration Rights Agreement, the Platinum Cactus Trust and each other Significant Shareholder (as defined in the Registration Rights Agreement), subject to certain exceptions, has agreed to use its commercially reasonable efforts to coordinate all sales and/or transfers of their shares of the Issuer pursuant to (A) registered underwritten offerings of such shares, except for underwritten block trades conducted during the two (2) year period following the closing of the transactions pursuant to the Business Combination Agreement, and (B) any registered non-underwritten offering and sales pursuant to Rule 144 under the U.S. Securities Act of 1933 until the earlier of (x) the date falling two (2) years after the closing of the transactions pursuant to the Business Combination Agreement or (y) in respect of any particular Significant Shareholder (as defined in the Registration Rights Agreement), the date on which it holds an Effective Interest (as defined in the Shareholders’ Agreement) less than or equal to 25% of the Effective Interest (as defined in the Shareholders’ Agreement) it held immediately following the closing of the transactions pursuant to the Business Combination Agreement.

The Platinum Cactus Trust has also agreed not to transfer any of its Class A Common Stock for 180 days after the Closing Date, subject to several exceptions.

By virtue of the Registration Rights Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with certain of the other parties to the Registration Rights Agreement. This filing should not be deemed an admission that the Reporting Persons are deemed part of a group with such parties (the group thus formed would be deemed to beneficially own the Class A Common Stock beneficially owned by the individual members of the group). Each of the Reporting Persons expressly disclaims that they are a member of a group with any of the other parties to the Registration Rights Agreement and disclaims beneficial ownership of the Class A Common Stock held by any such party. Such other persons have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

The foregoing summary of the terms of the Registration Rights Agreement should be read in conjunction with the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.2 to this Statement and which is incorporated herein by reference.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 7 of 8

ReNew Global Shareholders Agreement

Pursuant to the Shareholders Agreement entered into on August 23, 2021, by and among the Issuer, the Platinum Cactus Trust and the other parties thereto (the “Shareholders Agreement”), the Platinum Cactus Trust agrees with the Issuer that (i) the majority of the directors on the board of the Issuer will not be resident in India, the United Kingdom, the Channel Islands or the Isle of Man and (ii) during the period commencing on the Closing Date until at least the second anniversary of the Closing Date, the Issuer will cause its board of directors to be composed of up to 11 directors, six of whom must qualify as “independent” directors as determined in accordance with the rules and regulations of Nasdaq and the SEC (including at least two female independent directors). Pursuant to the Shareholders Agreement, (i) until the second anniversary of the date of closing of the transactions under the Business Combination Agreement or (ii) for so long as the Platinum Cactus Trust, together with its affiliates, holds equity shares of the Issuer that represent an Effective Interest (as defined in the Shareholders Agreement) of at least 10% (disregarding dilution resulting from certain share issuances by the Issuer), whichever is longer, the Platinum Cactus Trust will have the right to appoint one (1) director to the board of directors of the Issuer. Pursuant to the Shareholders Agreement, for so long as the Shareholders Agreement is in effect, (i) the maximum number of directors on the board of directors of the Issuer will remain at 11 and (ii) any action by the board of directors of the Issuer to increase or decrease the maximum size of the board will require the prior written consent of each investor (including the Platinum Cactus Trust) that has the right to appoint a director at such time pursuant to the terms of the Shareholders Agreement, except that if such investor with a director appointment right ceases to have such appointment right, the size of the board of the Issuer may be decreased by the director such investor ceases to have such right to appoint, without the consent of such investor.

As of the Closing Date, in accordance with the Shareholders Agreement, Projesh Banerjea, a Portfolio Manager in the Infrastructure Division at ADIA, has been appointed to the board of directors of the Issuer. Mr. Banerjea also will serve on the Finance and Operations Committee of the board of directors of the Issuer.

The foregoing summary of the Shareholders’ Agreement should be read in conjunction with the full text of the Shareholders Agreement, a copy of which is included as Exhibit 99.3 to this Statement and which is incorporated herein by reference.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

In addition, by virtue of the Shareholders Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with certain of the other parties to the Registration Rights Agreement. This filing should not be deemed an admission that the Reporting Persons are deemed part of a group with such parties (the group thus formed would be deemed to beneficially own the Class A Common Stock beneficially owned by the individual members of the group). Each of the Reporting Persons expressly disclaims that they are a member of a group with any of the other parties to the Shareholders Agreement and disclaims beneficial ownership of the Class A Common Stock held by any such party. Such other persons have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1*	Joint Filing Agreement, dated September 2, 2021, among the Abu Dhabi Investment Authority, The Platinum Cactus A 2019 Trust and Platinum Hawk C 2019 RSC Limited.

99.2	Registration Rights, Coordination and Put Option Agreement (incorporated by reference to the Registration Rights Agreement filed as Exhibit 4.4 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.3	Shareholders Agreement (incorporated by reference to the Shareholders Agreement filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

*Filed herewith.

Classification: Confidential - ADIA and Business Partners

CUSIP No. G7500M104	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2021

ABU DHABI INVESTMENT AUTHORITY

By:	/s/ KHALED ALKHAJEH
Name: KHALED ALKHAJEH
Title: Authorized Signatory

By:	/s/ SALEM ALDARMAKI
Name: SALEM ALDARMAKI
Title: Authorized Signatory

PLATINUM HAWK C 2019 RSC LIMITED

By:	/s/ MUJEEB QAZI
Name: MUJEEB QAZI
Title: Authorized Signatory

By:	/s/ PROJESH BANERJEA
Name: PROJESH BANERJEA
Title: Authorized Signatory

THE PLATINUM CACTUS A 2019 TRUST

By:	Platinum Hawk C 2019 RSC Limited, Trustee

By:	/s/ MUJEEB QAZI
Name: MUJEEB QAZI
Title: Authorized Signatory

By:	/s/ PROJESH BANERJEA
Name: PROJESH BANERJEA
Title: Authorized Signatory

Classification: Confidential - ADIA and Business Partners

SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of ADIA.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Alromaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Saif Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khadem Mohamed Matar Mohamed AlRemeithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hamad Shahwan Surour Shahwan Aldhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

Classification: Confidential - ADIA and Business Partners

SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Platinum Hawk C 2019 RSC Limited.

Name	Business Address	Present Principal Occupation	Citizenship
Suhail Hamad Mohammed Al Yabhouni AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Sultan Khalifa Mohamed Obaid AlMheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Projesh Banerjea	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	India
Marcus Christopher Hill	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	Australia
Mamoun Jamai	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	Morocco
Robert Stephen Kukulka	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United States of America
Guy Lambert	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	The Netherlands
Karim Mourad	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Kingdom
Mujeeb Ur Rehman Qazi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United States of America

Classification: Confidential - ADIA and Business Partners

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